UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Flotek Industries, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

343389102
(CUSIP Number)

Edward E. Murphy c/o North Sound Management, Inc. 115 East Putnam Avenue Greenwich, CT 06830 (203) 340-8306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act (however, see the Notes).

CUSIP No. 343389102	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Sound Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IA, CO

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 343389102	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Sound Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 343389102	SCHEDULE 13D	Page 5 of 9

Item 1.            Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Flotek Industries, Inc., a Delaware corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive office of the Company is 10603 W. Sam Houston Parkway N., Suite 300, Houston, Texas 77064.
Item 2.  Identity and Background.
(a)          This Schedule 13D is being filed on behalf of North Sound Management, Inc., a Delaware corporation (“NS Manager”), Brian Miller, a United States citizen and North Sound Trading, LP, a Delaware limited partnership (“NS Trading” and, together with NS Manager and Mr. Miller, the “Reporting Persons”).  Mr. Miller is the sole shareholder of NS Manager, the general partner of NS Trading.

(b)          The principal business address for each of the Reporting Persons is:
                    c/o North Sound Management, Inc.
                    115 East Putnam Avenue
                    Greenwich, CT 06830

(c)          NS Trading was formed in order to engage in the acquiring, holding and disposing of investments in various companies. NS Manager was formed to act as the general partner of NS Trading, to make investments through NS Trading and to fulfill such other purposes as may be determined by NS Manager and Mr. Miller from time to time. Mr. Miller is the sole shareholder of NS Manager. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, NS Manager and Mr. Miller each may be deemed to be a beneficial owner of the Common Stock held by NS Trading.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          NS Trading is a Delaware limited partnership. NS Manager is a Delaware corporation. Mr. Miller is a United States citizen.

CUSIP No. 343389102	SCHEDULE 13D	Page 6 of 9

Item 3.  Source or Amount of Funds or Other Consideration.
As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 3,500,000 shares of Common Stock, which were acquired for aggregate consideration of approximately $6,011,089. The source of the purchase price for the shares of Common Stock was capital contributions from Mr. Miller. No borrowed funds were used to purchase the Common Stock.
Item 4.  Purpose of Transaction.
The Reporting Persons acquired the shares of Common Stock of the Company over which they exercise beneficial ownership based on the Reporting Persons’ belief that the shares of Common Stock were undervalued and represent an attractive investment opportunity.
The Reporting Persons have had discussions with the Company to express the Reporting Persons’ views as to the Company’s business and strategies to enhance or maximize shareholder value. In these discussions, the Reporting Persons have expressed their belief that the market greatly underappreciates the intangible value of the Company’s core business after adjusting for the net cash per share held by the Company. In particular, the Reporting Persons believe the Company’s extensive distribution network for downhole chemistry technologies could support selling additional product lines and that the Company’s business, which operates in all major basins in the United States and serves primarily U.S.-based unconventional E&P customers, would be bolstered by expanding internationally. The Reporting Persons believe that the industry is at the very early stages of developing unconventional resources globally and that this presents an opportunity for the Company to develop a more meaningful presence overseas.
The Reporting Persons anticipate having further discussions with directors and officers of the Company, other shareholders or third parties in connection  with the Reporting Persons’ investment in the Company. Further discussions may include one or more members of the Company’s management, the board of directors, other stockholders of the Company and other persons to discuss the Company’s business, strategies, the composition of the board of directors of the Company, and other matters related to the Company. These discussions may reveal options for enhancing shareholder value through various strategic alternatives or operational or management initiatives.
The Reporting Persons intend to monitor and review their investments in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate. These actions may include, without limitation: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock of the Company (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar

CUSIP No. 343389102	SCHEDULE 13D	Page 7 of 9

transactions with respect to the Securities; or (iv) otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
(a)          The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on a total of 57,463,627 shares of the Company’s Common Stock issued and outstanding as of April 30, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.

Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 3,500,000 shares of Common Stock, constituting approximately 6.1% of the outstanding shares of Common Stock.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(b)          By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 3,500,000 shares of Common Stock beneficially owned by the Reporting Persons.

(c)          Except as otherwise set forth below, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 2(a), none of the persons named in response to Item 2(a) has effected any transactions in shares of Common Stock during the past 60 days:

Date	Shares Purchased	Price Per Share
4/30/2019	3,000	$3.56
4/30/2019	183,785	$3.53
5/1/2019	25,000	$3.65
5/1/2019	50,000	$3.65
5/1/2019	25,000	$3.65
5/1/2019	25,000	$3.63
5/1/2019	38,215	$3.57
5/2/2019	25,000	$3.56
5/2/2019	25,000	$3.52
5/2/2019	36,860	$3.45

CUSIP No. 343389102	SCHEDULE 13D	Page 8 of 9

5/3/2019	31,040	$3.59
5/3/2019	32,100	$3.58
5/6/2019	10,000	$3.47
5/7/2019	40,000	$3.40
5/9/2019	150,000	$3.46

(d)          No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e)          Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Persons entered into a Joint Filing Agreement on May 10, 2019 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.
Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of May 10, 2019, among North Sound Management, Inc., North Sound Trading, LP and Brian Miller.

CUSIP No. 343389102	SCHEDULE 13D	Page 9 of 9

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2019

NORTH SOUND MANAGEMENT, INC.

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

NORTH SOUND TRADING, LP

By:	North Sound Management, Inc., its general partner

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

/s/ Brian Miller
Brian Miller